Mayer Brown LLP

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New York, NY 10020-1001

United States of America

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F: +1 212 262 1910

mayerbrown.com

John P. Berkery

Partner

T: +1 212 506 2552

F: +1 212 849 5552

JBerkery@mayerbrown.com

June 2, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, DC 20549

Attention: Eric Envall and James Lopez

Re:	Onity Group Inc. Registration Statement on Form S-3 Filed May 12, 2025 File No. 333-287172

Dear Mr. Envall and Mr. Lopez:

On behalf of our client, Onity Group Inc (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”), dated May 23, 2025, regarding the Registration Statement on Form S-3 filed on May 12, 2025 by the Company (the “Registration Statement”). For ease of reference, the Staff’s comments have been repeated below in bold type, followed by the Company’s responses.

Registration Statement on Form S-3

Cover Page

1.	We note your disclosure that, “the Series B Preferred Stock is not listed or quoted on any stock exchange or any nationally recognized trading system and no market currently exists for the Series B Preferred Stock.” Please revise your cover page to indicate the offering price of the Series B Preferred Stock, or otherwise indicate how you are complying with the requirements of Item 501(b)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” In addition, Instruction 2 to Item 501(b)(3) provides that “[i]nstead of explaining the method on the outside front cover page of the prospectus, you may state that the offering price will be determined by a particular method or formula that is described in the prospectus and include a cross-reference to the location of such disclosure in the prospectus, including the page number.” Since the timing of any offer or sale, the amount of Series B Preferred Stock to be offered or sold, and the methods used by any one of the selling stockholders in any such offer or sale are currently unknown, it is impracticable to state the price to the public on the cover of the prospectus. In accordance with Instruction 2 to Item 501(b)(3), the Company has revised the disclosure on the cover page of the prospectus to give more detail as to the methods by which any offer or sale of the Series B Preferred Stock may be undertaken by the selling stockholders and to cross reference the section entitled “Plan of Distribution” for additional detail.

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Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership which operates in temporary association with Hong Kong partnership Johnson Stokes & Master) and Tauil & Chequer Advogados (a Brazilian law partnership).

Mayer Brown LLP

Securities and Exchange Commission

June 2, 2025

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, John P. Berkery, at (212) 506-2552.

Sincerely,

/s/ John P. Berkery

John P. Berkery
Partner

cc:	Glen Messina, President and Chief Executive Officer
Leah E. Hutton, Senior Vice President and Deputy General Counsel